Exhibit 99.7

NICE Accelerates Dramatic Shift of Tens of Thousands of Agents to Work From
Home for Both New and Existing Customers, at a Record Pace

CXone cloud platform seamlessly transitions agents to work from home in hours simultaneously supporting significant spikes in volume

Hoboken, N.J., March 20, 2020 – NICE (Nasdaq: NICE) today announced that it has enabled the successful transition of tens of thousands of contact center agents to work from home within hours, for organizations of all sizes and verticals. In the last few weeks CXone customers have been rapidly transitioning to large scale work from home operations in response to the recent COVID-19 outbreak, ensuring the safety of employees while providing service continuity to customers. Those enterprises were able to maintain fully operational customer services including both self-service and digital channels while moving quickly to transition their agents to work from home.

This past Monday, March 16th, NICE launched CXone@home, a cloud native offering designed to enable contact centers that are not using CXone to respond to COVID-19 and transition their workforce to work-from-home in 48 hours or less. Many of these enterprises are using legacy on premise products that cannot support either work from home or volume spikes. CXone@home is offered to them with no commitment, no contract and free for 45 days. The demand for CXone@home has been unprecedented by organizations of all sizes with legacy on-premises infrastructure.

“Organizations across the globe are racing to establish remote work environments, while in parallel they face an almost immediate expansion in call volume. Moving to the cloud is the only way to achieve this,” said Barak Eilam, CEO NICE, “With 15 million agents globally and ten of thousands of contact centers, 90% of them are still dependent on legacy on-premises infrastructure. As a result of the current situation, fast transition to the cloud is becoming a necessity” Mr. Eilam added “We are happy to help so many organizations around the globe with CXone and are committed to meet the demand for CXone@home.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Barak Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.